February 17, 2012

Mr. Amit Pande
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: World Acceptance Corporation (as used herein, the “Company” or “we,” “us,” “our,” or similar formulations as applicable)
Form 10-K for the Fiscal Year ended March 31, 2011
Filed June 3, 2011
Form 10-Q for the Quarter Ended December 31, 2011
Filed February 2, 2012
File No. 000-19599

Dear Mr. Pande:

We are writing in response to your letter dated February 7, 2012, to us with respect to the Staff’s review of our annual report on Form 10-K for the fiscal year ended March 31, 2011 (the “2011 Form 10-K”) and our quarterly report on Form 10-Q for the quarter ended December 31, 2011.

For your convenience and reference, we have repeated the Staff’s comments below (using the same paragraph numbering used in your letter) and included in our responses below each corresponding comment.

Unless otherwise noted in this letter, we confirm that we will incorporate the disclosures indicated in our responses below, as applicable, in future filings.

1.
Please revise future filings to state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most completed second fiscal quarter.

In future filings we will state the aggregate market value (price per share times number of shares outstanding) of the voting and non-voting common equity held by non-affiliates and computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of our most recently completed second fiscal quarter.

2.
You disclose that your allowance for loan losses has an allocated and an unallocated component and that the allocated component is based on historical and current economic information.  Please revise future filings to:

a.	Disclose the unallocated component for all periods presented.
b.	Discuss how this amount is determined and the key drivers that impact the variability of this amount, and
c.	Discuss the facts and circumstances related to any trends in this amount.

2a) The Company considers the allowance related to the impaired loans as the allocated portion (specific reserve) of the allowance for loan losses and the portion of the allowance related to non-impaired loans as the unallocated portion (general reserve).  In future filings we will revise our disclosure as follows in our summary of significant accounting policies:

A specific reserve is assigned on all loans 91 or more days past due and all bankrupt accounts.  The Company has established a policy that loans 91 or more days past due on a recency basis, including bankrupt accounts in that category, are reserved 100% and a large percentage of all other bankrupt accounts are reserved. This is based on historical data that the collection of loans 91 days or more past due and bankrupt accounts is remote.

A general reserve is assigned to all loans less than 91 days past due that are not bankrupt accounts. The Company takes into consideration the growth of the loan portfolio, current levels of delinquencies, and current and historical charge-off levels.  The Company also takes into consideration economic trends, such as energy and food prices. The general reserve ranges from approximately 4.5% to 5.5% of the loan balance, net of unearned interest and fees, and the average loan life is approximately 4 months.  Over the past 10 years the Company’s loans 61 days or more past due have ranged from 2.1% to 2.7% on a recency basis and 3.4% to 4.3% on a contractual basis.  Historical delinquencies have remained in a tight band because of the Company’s charge-off policy.  The Company believes the general reserve is adequate.

Loans are charged off at the earlier of when such loans are deemed to be uncollectible or when six months have elapsed since the date of the last full contractual payment.  The Company’s charge-off policy has been consistently applied and no significant changes have been made to the policy during the periods reported.   The Company’s historical annual charge-off rate for the past 10 years has ranged from 13.3% to 16.7%.

2b) and c)  The key drivers that impact the variability in the allowance for loan losses accounts are loan growth, current levels of delinquency, current  and historical charge-off levels, and current economic factors.
•	Accounts 91 or more days past due will impact the variability of the allowance as the dollar amount and number of accounts fluctuates monthly.
•	Current and historical charge-off levels will impact the variability of the allowance as the trends may fluctuate from period to period.
•
Current economic factors will also impact the variability of the allowance.  Because the specific key economic factors that management evaluates change from year to year, management discusses the specific key economic factors considered within the MD&A.   Below are three examples of our MD&A discussions from prior years:

o
We discussed how the federal bankruptcy laws changed making it more difficult for an individual to file for bankruptcy, in the following excerpt from the MD&A section of the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2007:

The provision for loan losses during fiscal 2007 increased by $5.9 million, or 12.8%, from the previous year. This increase resulted from a combination of increases in both the allowance for loan losses and the amount of loans charged off. Net charge-offs for fiscal 2007 amounted to $47.8 million, an 7.5% increase over the $44.4 million charged off during fiscal 2006, however, net charge-offs as a percentage of average loans decreased from 14.8% to 13.3% when comparing the two annual periods. The decrease in the charge-off ratio was mainly attributable to a decrease in bankruptcy related charge-offs from $8.8 million in fiscal 2006 to $5.0 million in fiscal 2007. The Company does not expect the charge-off ratios to remain at it’s current levels because it believes that bankruptcy trends will begin to rise in fiscal 2008. Delinquencies on a recency basis increased from 2.1% to 2.2% and on a contractual basis increased from 3.4% to 3.5% at March 31, 2006 and March 31, 2007, respectively.

o	We discussed increased commodity cost, such as food and gas, in the following excerpt from the MD&A section of the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2010:

Because the ratio in fiscal 2010 was slightly higher than historical levels and we did see improvements during fiscal 2010 compared to fiscal 2009, we believe that we will continue to see slight improvement in our loss ratios in the near future, however, there is no assurance they will return to historical levels anytime soon.  During fiscal year 2010 our charge-offs as a percent of average net loans decreased to 15.5% from 16.7% in fiscal 2009.  We believe our customer base is highly impacted by the cost of basic commodities such as food and energy and unemployment.  The cost of basic commodities rose steeply during the first several months of our fiscal 2009 which had a negative impact on our customer’s ability to repay outstanding loans.  This, in turn, drove our charge-off ratio up significantly over our historical experience.  After moderating in the second half of fiscal 2009, the costs of basic commodities have risen more gradually during fiscal 2010 allowing our customers to adapt to such costs increases and better manage their ability to repay outstanding loans.  The rate of unemployment has also stabilized.  We believe these are major factors in the reduction of our charge-off ratio during fiscal 2010.

o	The MD&A section of the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2011 included the following excerpt:

During the current fiscal year, the Company also had a reduction in our year-over-year loan loss ratios. Annualized net charge-offs as a percentage of average net loans decreased from 15.5% during fiscal 2010 to 14.3% during fiscal 2011.  The current year charge-off ratio of 14.3% is below historical levels, and the Company does not expect the ratio to decrease meaningfully below this level.  Historically from fiscal 2002 to fiscal 2006, the charge-offs as a percent of average loans ranged from 14.6% to 14.8%. In fiscal 2007 the Company experienced a temporary decline to 13.3%, which was attributed to a change in the bankruptcy law but returned to 14.5% in fiscal 2008.  In fiscal 2009 the ratio increased to 16.7%, the highest in the Company’s history as a result of the difficult economic environment and higher energy costs that our customers faced, but has been declining during fiscal 2010 and fiscal 2011.

3.	Please revise future filings to clarify, if appropriate, that any reasonably possible losses in addition to amounts accrued are not material to your financial statements.

In future filings we will clarify, as appropriate, that any reasonably possible losses in addition to amounts accrued are not material to our financial statements.

4.
Please revise future filings to disclose the balance in the allowance for loan losses at each period end presented disaggregated on the basis of impairment method (i.e. individually or collectively).  Refer to ASC 310-10-50-11B(g) for guidance.  Please also ensure that the amounts are presented in this disclosure aggregate to your total allowances for loan losses.

In future filings we will disclose the balance in the allowance for loan losses at each period end presented disaggregated on the basis of impairment method (i.e. individually or collectively).  See example disclosure included in Exhibit A.

5.
Your disclosure of the recorded investment in loans individually and collectively evaluated for the impairment should aggregate to your total loan portfolio.  Please tell us why you disclose that you have no loans collectively evaluated for impairment or revise this disclosure accordingly in future filings.  Refer to ASC 310-10-50-11B(h) for guidance.

In future filings we will revise our disclosures to show that loans evaluated for impairment individually and collectively aggregate to our total loan portfolio.  See example disclosure included in Exhibit A.

6.
Please revise future filings to disclose as of each balance sheet date presented the recorded investment in impaired loans for which you have a related allowance for loan loss and the recorded investment in impaired loans for which you do not have a related allowance for loan loss.  Refer to ASC 310-10-50-15(a)(3) for guidance.

As disclosed in the Summary of Significant Accounting Policies (footnote 1 to the Company’s consolidated financial statements in the 2011 Form 10-K), the Company defines impaired loans as bankrupt accounts and accounts 91 days or more past due.  In future filings we will revise our disclosures to make this clearer.  See example disclosure included in Exhibit A.

*****************************

In accordance with the Staff’s comments in your letter dated February 7, 2012, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this addresses each of your concerns and comments.  If you have any questions or further comments, please contact me, Kelly Malson, at 864-298-9800.

Sincerely,

/s/ Kelly M. Malson
Kelly M. Malson
Senior Vice President, and Chief Financial Officer
World Acceptance Corporation

Exhibit A

As of December 31, 2011
	Loans individually evaluated for impairment (impaired loans)	Loans collectively evaluated for impairment	Total
Bankruptcy, gross loans	5,850,341	-	5,850,341
91 days or more delinquent,	22,784,021	-	22,784,021
Loans less than 91 days delinquent and not in bankruptcy	-	1,037,443,542	1,037,443,542
Gross loan balance	28,634,362	1,037,443,542	1,066,077,904
Unearned interest and fees	(5,655,260)	(282,193,339)	(287,848,599)
Net Loans	22,979,102	755,250,203	778,229,305
Allowance for loan losses	(22,979,102)	(38,139,761)	(61,118,863)
Loans, net of allowance for loan losses	-	717,110,442	717,110,442

As of March 31, 2011
	Loans individually evaluated for impairment (impaired loans)	Loans collectively evaluated for impairment	Total
Bankruptcy, gross loans	4,810,026	-	4,810,026
91 days or more delinquent,	16,236,862	-	16,236,862
Loans less than 91 days delinquent and not in bankruptcy	-	853,998,792	853,998,792
Gross loan balance	21,046,888	853,998,792	875,045,680
Unearned interest and fees	(3,649,341)	(225,324,791)	(228,974,132)
Net Loans	17,397,547	628,674,001	646,071,548
Allowance for loan losses	(16,829,496)	(31,525,498)	(48,354,994)
Loans, net of allowance for loan losses	568,051	597,148,503	597,716,554

As of December 31, 2010
	Loans individually evaluated for impairment (impaired loans)	Loans collectively evaluated for impairment	Total
Bankruptcy, gross loans	5,424,472	-	5,424,472
91 days or more delinquent,	17,656,915	-	17,656,915
Loans less than 91 days delinquent and not in bankruptcy	-	942,352,843	942,352,843
Gross loan balance	23,081,387	942,352,843	965,434,230
Unearned interest and fees	(4,283,090)	(253,541,424)	(257,824,514)
Net Loans	18,798,297	688,811,419	707,609,716
Allowance for loan losses	(18,176,825)	(35,079,032)	(53,255,857)
Loans, net of allowance for loan losses	621,472	653,732,387	654,353,859

As disclosed in the in the Summary of Significant Accounting Policies (footnote 1), the Company defines impaired loans as bankrupt accounts and accounts 91 days or more past due; therefore the loans individually evaluated for impairment are also considered impaired.